                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-1(a) AND
                      AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 11)

                                 PlanetCAD Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  72704Y 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Eric Weissmann
                              PCD Investments, LLC
                          1871 Folsom Street, Suite 106
                             Boulder, Colorado 80302
                                  303-526-7636
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                August 20, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 2 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          PCD INVESTMENTS, LLC                  I.D. NO. 84-1607522
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          COLORADO, UNITED STATES
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                     1,863,809
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                           0
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                1,863,809
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER                      0
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 3 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          GARY M. JACOBS
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                             0
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                   1,863,809
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                        0
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER              1,863,809
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 4 of 7 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          ERIC A. WEISSMANN
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                  [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
   NUMBER OF               7     SOLE VOTING POWER                             0
     SHARES               ------------------------------------------------------
  BENEFICIALLY             8     SHARED VOTING POWER                   1,863,809
    OWNED BY              ------------------------------------------------------
      EACH                 9     SOLE DISPOSITIVE POWER                        0
   REPORTING              ------------------------------------------------------
  PERSON WITH             10     SHARED DISPOSITIVE POWER              1,863,809
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,863,809
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.0%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          IN
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                         -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 5 of 7 Pages
----------------------                                         -----------------

ITEM 4.           PURPOSE OF TRANSACTION

         As part of a portfolio adjustment, PCD Investments currently intends to sell up to approximately 125,000 shares of Common Stock either through public or private transactions to decrease its holdings in the Issuer. However, depending upon PCD Investments' decisions as to the Issuer's future development or other factors, PCD Investments may from time to time discontinue selling shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         As disclosed in PCD Investments' Amendment No. 10 to Schedule 13D filed on July 24, 2002, the Issuer and Avatech Solutions, Inc. ("Avatech") requested that PCD Investments agree to vote its shares of Common Stock of the Issuer in favor of the announced potential merger between the Issuer and Avatech (the "Merger"). After discussions between representatives of PCD Investments, the Issuer and Avatech regarding the Merger, PCD Investments entered into a Planetcad Stockholder Voting Agreement with Avatech dated as of July 17, 2002 (the "Voting Agreement"), agreeing to vote its shares of Common Stock of the Issuer in favor of the Merger subject to the terms and conditions set forth in the Voting Agreement. The Voting Agreement is an exhibit to the Issuer's Amendment No. 1 to Form S-4 as filed with the Securities and Exchange Commission on July 17, 2002. PCD Investments has agreed to vote its shares of Common Stock in favor of the Merger.

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 6 of 7 Pages
---------------------                                          -----------------

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 Agreement of the Reporting Persons to the filing of this Statement on behalf of each of them.

---------------------                                          -----------------
CUSIP No. 72704Y 10 3                   13D                    Page 7 of 7 Pages
---------------------                                          -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Date: August 20, 2002


                                        PCD INVESTMENTS, LLC


                                        By:           /s/ Eric A. Weissmann
                                           -------------------------------------
                                                 Eric A. Weissmann, President



                                                       /s/ Gary M. Jacobs
                                        ----------------------------------------
                                        Gary M. Jacobs



                                                        /s/ Eric A. Weissmann
                                        ----------------------------------------
                                        Eric A. Weissmann

                               INDEX TO EXHIBITS

EXHIBIT
NUMBER      DESCRIPTION
-------     -----------

  1 Agreement of the Reporting Persons to the filing of this Statement on behalf of each of them.